                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       Consolidated Technology Group Ltd.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   818793 20 0
                                 (CUSIP Number)

                          Technology Acquisitions, Ltd.

                                 With a copy to:

                                  Connie Jones
                   700 Gemini, Suite 100, Houston, Texas 77058
                                 (281) 488-3883

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 April 20, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.     NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
       PERSONS (entities only)
            Technology Acquisitions, Ltd.
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
            (a) [ ]
            (b) [X]
--------------------------------------------------------------------------------
3.     SEC USE ONLY
--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS (See Instructions)
            WC
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)
            [ ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION
            Bermuda
--------------------------------------------------------------------------------
                          7.       SOLE VOTING POWER
       NUMBER OF                        15,999,785 Shares
        SHARES
     BENEFICIALLY         ------------------------------------------------------
       OWNED BY           8.       SHARED VOTING POWER
         EACH
       REPORTING          ------------------------------------------------------
        PERSON            9.       SOLE DISPOSITIVE POWER
         WITH                           15,999,785 Shares

                          ------------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
            15,999,785 Shares
--------------------------------------------------------------------------------
12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)
            [ ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            34.2%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON (See Instructions)
            CO

1.     NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
       PERSONS (entities only)
            Benchmark Equity Group, Inc.
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
            (a) [ ]
            (b) [X]
 -------------------------------------------------------------------------------
3.     SEC USE ONLY
--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS (See Instructions)
            OO
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)
            [ ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION
            Benchmark Equity Group, Inc. - Delaware
--------------------------------------------------------------------------------
                          7.       SOLE VOTING POWER
       NUMBER OF                        15,999,785 Shares
        SHARES
     BENEFICIALLY         ------------------------------------------------------
       OWNED BY           8.       SHARED VOTING POWER
         EACH
       REPORTING          ------------------------------------------------------
        PERSON            9.       SOLE DISPOSITIVE POWER
         WITH                           15,999,785 Shares

                          ------------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
            15,999,785 Shares
--------------------------------------------------------------------------------
12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)
            [ ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            34.2%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON (See Instructions)
            CO

1.     NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
       PERSONS (entities only)
            Frank DeLape
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
            (a) [ ]
            (b) [X]
 -------------------------------------------------------------------------------
3.     SEC USE ONLY
--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS (See Instructions)
            OO
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)
            [ ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION
            US
--------------------------------------------------------------------------------
                          7.       SOLE VOTING POWER
       NUMBER OF                        15,999,785 Shares
        SHARES
     BENEFICIALLY         ------------------------------------------------------
       OWNED BY           8.       SHARED VOTING POWER
         EACH
       REPORTING          ------------------------------------------------------
        PERSON            9.       SOLE DISPOSITIVE POWER
         WITH                           15,999,785 Shares
                          ------------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
            15,999,785 Shares
--------------------------------------------------------------------------------
12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)
            [ ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            34.2%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON (See Instructions)
            IN


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                                                                    Page 5 of 12


ITEM 1. SECURITY AND ISSUER

       The title of the class of securities to which this filing relates is common stock, par value $.01 per share (the "Common Stock"), of Consolidated Technology Group Ltd., a New York corporation (the "Company" or "COTG"). The Company's principal executive office is located at 700 Gemini, Houston, Texas 77058.

ITEM 2. IDENTITY AND BACKGROUND

       This statement is being filed jointly by Technology Acquisitions, Ltd., a Bermuda corporation ("Technology Acquisitions"), Benchmark Equity Group, Inc. ("Benchmark"), a Delaware corporation, and Frank DeLape, an individual. Benchmark wholly owns 100% of the voting Common Stock of Technology Acquisitions. Frank DeLape is a director of each of Technology Acquisitions, and Benchmark and owns of record 100% of the voting stock of Benchmark. Mr. DeLape is also a director and Chairman of the Board of COTG. Technology Acquisitions, Benchmark and Frank DeLape shall together be referred to as the "Reporting Persons." The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.

       The principal business address of Technology Acquisitions is Clarendon House, 2 Church Street, Hamilton HM 11 Bermuda. The principal business address of Benchmark Equity Group, Inc. and Frank DeLape is 700 Gemini, Houston, Texas 77058.

       Technology Acquisitions was formed in March 1999 to effect the proposed transactions described in Item 4 below. Benchmark owns 120,000 shares of the Common Stock of Technology Acquisitions, or 100% of the outstanding capital stock which it purchased, for a capital contribution of $12,000. Benchmark is a private merchant banking firm engaged in the financing and structuring of private and public companies.

       During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       Technology Acquisitions entered into separate Stock Purchase Agreements on April 1, 1999 with nine common stockholders of COTG to purchase an aggregate of 8,000,000 shares of COTG Common Stock, which represents 17.1% of Technology Acquisitions' outstanding shares of COTG Common Stock, at a price per share of US $0.25 for an aggregate consideration of $2,000,000. Technology Acquisitions consummated the purchase of these 8,000,000 shares of Common Stock on April 20, 1999 (the "Initial Purchase"), applying $1,542,000 of the net proceeds raised from the sale of its Series A Cumulative Convertible

Preferred Stock ("Series A Preferred Stock"), $326,000 in proceeds from a bridge loan from Trident III, L.L.C., a Cayman Islands limited liability company, and $150,000 from Benchmark. The bridge loans each carried an interest rate of 15% and an origination fee of 5%, and each was repaid on April 26, 1999 from the proceeds of further sales by Technology Acquisitions of Series A Preferred Stock. The 8,000,000 shares of COTG Common Stock purchased by Technology Acquisitions have not been registered under the federal securities laws.

       The source of funds for the Initial Purchase was the offering and sale of shares of the Series A Preferred Stock of Technology Acquisitions, to non-affiliated accredited investors only, at a purchase price of US $25.00 per share. The Series A Preferred Stock is entitled to a quarterly dividend equivalent to 90% of the total net revenue received by Technology Acquisitions in that quarterly period, until such time as each holder of the Series A Preferred Stock ("Holder") has received a total dividend payment equal to 100% of the aggregate purchase price it paid for the Series A Preferred Stock. After each Holder has received a total dividend equal to 100% of the aggregate purchase price it paid for its Series A Preferred Stock, Technology Acquisitions will apply 90% of its total net revenue to redeem each share of Series A Preferred Stock at a price of $25.00 per share on a pro rata basis among the holders. As such time as the final redemption price is paid in full, the holders of the Series A Preferred Stock will be entitled to receive, in the aggregate, such number of shares of Common Stock of Technology Acquisitions as shall equal at that time 50% of the total number of shares of outstanding Common Stock of Technology Acquisitions, after the issuance of such shares. At that time, each holder of Series A Preferred Stock, including holders of shares of Series A Preferred Stock issued subsequently to the date of this Schedule, will receive its proportionate share of the newly-issued Common Stock. The Series A Preferred Stock is convertible, at the option of the holder, at any time prior to redemption, into shares of the Technology Acquisitions Common Stock on a one-for-one basis. No Holder of Series A Preferred Stock presently holds more than 14.2% of such outstanding Series A Preferred Stock.

       All of the outstanding Common Stock of Technology Acquisitions is held by Trident Equity Management Group ("TEMG"). Effective April 15, 1999, Benchmark acquired an Option to purchase all of the outstanding Common Stock of Technology Acquisitions from TEMG exercisable for a period of one year at a total exercise price of $12,000, or $0.10 per share. Effective April 15, 1999, TEMG also granted Benchmark an Irrevocable Proxy to vote all of the outstanding Common Stock of Technology Acquisitions during the term of the Option.

       Technology Acquisitions has entered into separate Option Agreements, exercisable until May 20, 2000, with certain common stockholders of COTG (each an "Optionor" and collectively the "Optionors") to purchase, in the aggregate, up to 7,999,785 shares of COTG Common Stock at a price of $0.35 per share, subject to customary antidilution adjustments (collectively, the "Options"). During the term of the Options, the Optionors have granted Technology Acquisitions full voting power with respect to the shares of Common Stock underlying the Options. If Technology Acquisitions were to exercise fully each of the Options, the aggregate amount of consideration which would be paid by Technology Acquisitions to acquire the COTG Common Stock which is subject to the Options would be US $2,799,962.20. In the event that COTG Common Stock should trade during the term of the Option Agreements at an average per share price in excess of $0.45 for a period of ten (10) consecutive trading days, each Optionor shall have the right, by written notice, to cause Technology Acquisitions, within twenty (20) days of its receipt of such notice, to exercise its Option at an exercise price of $0.35 per share, or to forfeit the Option.

       Technology Acquisitions anticipates that it will apply any proceeds which it may receive from the further offer and sale of Series A Preferred Stock, up to a maximum of $6.5 million for the sale of a maximum of 260,000 shares of Series A Preferred Stock, to the exercise of the Options, or to purchase the shares of COTG in the open market and/or through private sale.

       COTG, through its wholly-owned subsidiary, SIS Capital Corp. ("SISC"), sold all of its equity interest in Arc Networks, Inc. ("Arc"), a privately held company, to Technology Acquisitions for $850,000 pursuant to an agreement dated March 23, 1999. The proceeds of the sale and the purchased shares of Arc Common Stock are being held in escrow pending receipt of approval of the New York Public Service Commission to the sale of the shares to Technology Acquisitions and certain related matters. Until the sale of stock to Technology Acquisitions, COTG owned approximately 67% of the outstanding Common Stock of Arc.

ITEM 4. PURPOSE OF TRANSACTIONS

       The immediate purpose of the Initial Purchase and the acquisition of the Options is to obtain voting control of 34.2% of the outstanding Common Stock of COTG for the Reporting Persons. As of April 20, 1999, Technology Acquisitions had executed and consummated Stock Purchase Agreements with nine COTG shareholders for the purchase of an aggregate 8,000,000 shares of Common Stock, and has also executed Option Agreements with six COTG shareholders for the purchase of up to an additional 7,999,785 shares of COTG Common Stock, as more fully described in Item 3 hereof. Technology Acquisitions now owns 17.1% of the voting Common Stock of COTG, and, pursuant to the Option Agreements, it has the present right to vote an additional 17.1% of the outstanding Common Stock of COTG, until such time as the Options are terminated or forfeited.

       On April 19, 1999, in anticipation of Technology Acquisitions' purchase of 8,000,000 shares of Common Stock of COTG and the grant to Technology Acquisitions of options to purchase an additional 7,999,785 shares of Common Stock of COTG, the Board of Directors elected Frank DeLape as a director. Mr. DeLape, who is 45 years old, is president of Benchmark, a position he has held since 1994. Mr. DeLape is also a director of Benchmark and Technology Acquisitions. In addition to such positions and to his position as a director of COTG, Mr. DeLape is a member of the Board of Directors of I-Storm, Inc., a publicly-owned corporation. Mr. DeLape is also the sole director of Oak Tree Capital, a privately-owned company.

       On April 20, 1999, Seymour Richter resigned as COTG's president and chief executive officer. Simultaneously with his resignation, Mr. Richter entered into a nine-month consulting agreement with COTG pursuant to which he will receive aggregate compensation of $56,250.

       On April 22, 1999, the Board of Directors of COTG elected Richard Young as a director and chief operating officer of COTG and Mr. DeLape as chairman of the board of COTG. Mr. Young, who is 31 years old, is a certified public accountant. Prior to becoming an officer and director of COTG, during the period 1997 through 1999, Mr. Young served in various positions with, and eventually as a principal of, Benchmark. From 1996 until 1997, Mr. Young served as a Regional Controller for IKON Office Solutions, Inc., a public company engaged in the office systems design business. During a part of 1996, Mr. Young was Assistant to the President and Chief Executive Officer of Learmonth & Burchette Management Systems, Plc., a publicly-owned English company engaged in the application development process software business. From 1992 to 1996, Mr. Young was employed by Price Waterhouse, LLP in staff accounting positions, eventually serving as a senior accountant.

       On April 22, 1999, the board also approved three-year employment agreements between COTG and Messrs. DeLape and Young pursuant to which they will receive annual salaries of $250,000 and $135,000, respectively. The agreements require Mr. DeLape to devote such time as is necessary to perform his duties as chairman of the board and chief executive officer of COTG and Mr. Young to devote his full time to the performance of his duties as president and chief operating officer of COTG. The agreements provide for annual cash bonuses, annual equity incentive awards including grants of stock appreciation rights and stock options, certain fringe benefits, including life insurance and severance compensation. Pursuant to the agreements, COTG granted Messrs. DeLape and Young five-year options to purchase 400,000 and 250,000 shares of the Common Stock of COTG, respectively, at $.14 per share, the closing price of COTG's Common Stock on April 20, 1999. The options become exercisable only upon the Company's aggregate market capitalization meeting or exceeding $25,000,000 and upon the Company's adoption of a long term incentive plan. Additionally, the agreements provide for the grant to Messrs. DeLape and Young, on the last day of each fiscal year during the term hereof, of additional stock options of 250,000 and 100,000 shares of Common Stock of COTG, exercisable at the closing price of COTG's Common Stock on the day immediately prior to the date of issuance, any such options being subject to performance objectives to be agreed upon by the Board and such persons for each such year. The options become exercisable only upon the Company's aggregate market capitalization being at least $25,000,000. Such options contain anti-dilution provisions, including provisions with respect to any subsequent reverse stock split of COTG's Common Stock. Such options are subject to shareholder approval.

       On April 22, 1999, following the approval of the employment contracts of Messrs. DeLape and Young, Messrs. Seymour Richter, Edward D. Bright and Donald Chaifetz resigned as directors of COTG and Mr. Bright resigned as chairman of the board. In connection with Mr. Bright's resignation as chairman of the board, the Board of Directors approved the issuance to Mr. Bright of a three-year warrant to purchase 100,000 shares of the

Common Stock of COTG at $.15 per share, the closing price of COTG's Common Stock on such date.

       Subsequent to April 22, 1999, the Board appointed Mr. DeLape as chief operating officer of COTG and Mr. Young as chief executive officer. The new Board then appointed Matthew Finch, general counsel of Benchmark, as Secretary of the Corporation, and approved the grant to Mr. Finch of five-year options to purchase 15,000 shares of Common Stock of the Company at an exercise price of $0.14 per share. The options become exercisable only upon the Company's aggregate market capitalization being at least $25,000,000. Such options will contain anti-dilution provisions, including provisions with respect to any subsequent reverse stock split of COTG's Common Stock, and are subject to shareholder approval.

       "Market capitalization," for the purposes of determining the vesting period of each of Mr. DeLape's, Mr. Young's and Mr. Finch's options, shall mean the product of (i) the total number of shares of Common Stock of COTG which, on the date as of which the computation is made, are either (a) outstanding or (b) issuable upon conversion of outstanding shares of preferred stock, and (ii) the average closing price of the Common Stock on the date as of which the computation is made, as reported by the principal stock exchange or market on which the COTG Common Stock is traded; provided, that if, on such day there are no reported sales of COTG Common Stock, the closing bid price on such date shall be used. In the event that the COTG Common Stock is not traded on any exchange or market that reports closing prices, the closing bid price as reported by the National Quotation Bureau, Inc. shall be used.

       The Board then approved the formation by COTG of a limited partnership entity, in which COTG will hold a majority of the limited partnership interest, which will apply for approval as a Small Business Investment Company ("SBIC"). It is anticipated that Mr. DeLape, Mr. Young and Mr. Finch will directly own the equity interest in the corporate managing partner of such an entity. The SBIC application will be subject to Small Business Administration approval. The Board then approved the relocation of COTG's headquarters to Houston, Texas.

       The Reporting Persons' purposes for the acquisitions of COTG Common Stock may also include, without limitation, plans or proposals, which would relate to or would result in any one or more of the following:

       -   Commencement of one or more operating businesses by COTG;

       - The acquisition by the Reporting Persons of additional securities of COTG or its subsidiaries, or the disposition by the Reporting Persons of securities of COTG;

       - An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the COTG or any of its subsidiaries;

       - A sale or transfer of a material amount of assets of COTG or any of its subsidiaries;

       -   A material acquisition of stock or assets in new lines of business;

       - A material change in the present capitalization or dividend policy of COTG, including the offering and sale of either Common Stock or of additional classes of stock, a stock split or reverse stock split, or the private placement of further debt;

       - A joint venture, partnership or management arrangement impacting COTG or any of its subsidiaries and/or affiliate entities or persons;

       - Changes in COTG's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

       - Other changes in COTG's or its subsidiaries' business or corporate structure;

       -   Change in location of corporate headquarters and corporate name;

       - Reallocation of capital to existing and to newly created subsidiaries; and

       -   Any action similar to any of those enumerated above.

       The Reporting Persons intend to continually assess the market for the Common Stock, as well as COTG's financial position and operations. The Reporting Persons do not have plans to acquire additional shares of Common Stock at the present time, but may determine to acquire additional shares in the future. Depending upon a continuing assessment and upon future developments, the Reporting Persons may determine, from time to time or at any time, to sell or otherwise dispose of some or all of the Common Stock. In making any such determination, the Reporting Persons will consider their goals and objectives, other business opportunities available to them, as well as general economic and stock market conditions. The foregoing actions may be taken by one or more of the Reporting Persons and, while currently there are no plans to do so, possibly in combination with others.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

       (a) Technology Acquisitions and its parent, Benchmark, each beneficially own 15,999,785 shares or 34.2% of the outstanding Common Stock of COTG. Eight million (8,000,000) of the shares of Common Stock were purchased by Technology Acquisitions on April 20, 1999, and Technology Acquisitions holds an option to purchase 7,999,785 of the shares of such Common Stock exercisable until May 20, 2000. During the term of this option, Technology Acquisition may vote such shares of Common Stock.

       Frank DeLape has acquired options to purchase up to 400,000 shares of Common Stock of COTG. Mr. DeLape's options will vest fully and become exercisable no earlier than the date that the Company's market capitalization meets or exceeds $25,000,000 and shall expire at 5:30 P.M. Houston, Texas time, on April 21, 2004.

       (b) Technology Acquisitions has the sole power to vote 15,999,785 shares of COTG Common Stock and the power to dispose of the 8,000,000 shares of COTG Common Stock which it presently owns. Its parent, Benchmark, has the power indirectly to vote the 15,999,785 shares of COTG held by Technology Acquisitions and the sole power to direct the disposition of the 8,000,000 shares which Technology Acquisitions directly owns. Frank DeLape holds the power to vote all of Benchmark's shares and accordingly has the power indirectly to vote the 15,999,785 shares of COTG held by Technology Acquisitions.

       (c) To the best knowledge of the Reporting Persons, no Reporting Person has beneficial ownership of, or has engaged in any transaction during the past 60 days in any shares of COTG Common Stock or its subsidiaries, except as described herein.

       (d) None.

       (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       On March 23, 1999, Technology Acquisitions purchased 67% of the outstanding Common Stock of Arc from COTG's wholly-owned subsidiary, SIS Capital Corp. ("SISC"), for $850,000. Technology Acquisitions plans to merge Arc into a subsidiary of Gemini II, Inc., an affiliate of Benchmark. Benchmark holds 48.5% of the outstanding Common Stock of Gemini II, Inc., and together with its affiliates holds in excess of 70% of the Common Stock of Gemini II.

       Benchmark intends to enter into consulting agreements with one or more subsidiaries of COTG to provide strategic management and consulting services. No such agreements have been approved to date by the Board of Directors of COTG. Benchmark may also enter into agreements to provide leasing and consulting services to COTG on a fair and reasonable basis for consideration not to exceed market rates.

       Except as set forth in this Schedule 13D, to the best of the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of COTG, including but not limited to: transfer or voting of any of the securities of COTG or of its subsidiaries, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of COTG.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

       Exhibit 1 - Joint Filing Agreement
       Exhibit 2 - Purchase Option Agreement and Irrevocable Proxy
       Exhibit 3 - Form of Frank DeLape Employment Agreement
       Exhibit 4 - Form of Richard Young Employment Agreement
       Exhibit 5 - Form of Frank DeLape Option Agreement
       Exhibit 6 - Form of Richard Young Option Agreement

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 29, 1999                  TECHNOLOGY ACQUISITIONS, LTD.


                                       By: /s/ VANCE R. TILLMAN
                                           ----------------------------------
                                       Its:  Treasurer

                                       BENCHMARK EQUITY GROUP, INC.


                                       By: /s/ FRANK DELAPE
                                           ----------------------------------
                                       Its: Chief Executive Officer
                                           ----------------------------------

                                       FRANK DELAPE


                                       By: /s/ FRANK DELAPE
                                           ----------------------------------